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U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street N.E.

Washington, D.C. 20549

Attention: Nicholas O’Leary & Katherine Bagley

Re:	LENSAR, Inc.
Registration Statement on Form S-3
Filed June 26, 2023
File No. 333-272930

Dear Mr. O’Leary and Ms. Bagley:

We are in receipt of the Staff’s letter dated July 13, 2023 with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We are responding to the Staff’s comment on behalf of LENSAR, Inc. (“LENSAR” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comment and updating the Registration Statement.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

August 4, 2023

Registration Statement on Form S-3, filed June 26, 2023

Risk Factors, page 5

1.

We note that you are registering for resale a significant amount of shares of your common stock. Please revise to include risk factor disclosure describing the impact of sales by your selling shareholders in connection with this offering, including the risk and impact of potential stock price volatility, potential sales of a substantial portion of your shares, and any potential change in control upon the conversion, issuance, or sale of your securities.

Response: The Company acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised its risk factor disclosure on page 5 of the Amended Registration Statement.

Any comments or questions regarding the foregoing should be directed to the undersigned at (714) 755-8008. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Drew Capurro

Drew Capurro, Esq. of LATHAM & WATKINS LLP

cc:	Nicholas Curtis, LENSAR, Inc.
Thomas R. Staab, II, LENSAR, Inc.
B. Shayne Kennedy, Latham & Watkins LLP